FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice Regarding Change of Line Securities Preparatory Corporation Trade Name

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 24, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Notice Regarding Change of Line Securities Preparatory Corporation Trade Name

Tokyo, June 24, 2019— Nomura Holdings, Inc. today announced that Line Securities Preparatory Corporation1, a joint venture company established on June 1, 2018, has completed registration as a Type 1 Financial Instruments Business.

Accordingly, effective today, the trade name of the company has been changed to Line Securities Corporation.

Line Securities brings together the rich user base and exceptional user interface and experience of the LINE platform, combined with Nomura’s expertise in the financial services business. The company is preparing to launch new securities brokerage solutions that meet the potential need of LINE users for asset-building and other services.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

[1]	Please refer to the news release entitled “Nomura, LINE and LINE Financial Sign Joint Venture Agreement as part of Financial Business Alliance” issued on May 25, 2018 for further details.

https://www.nomuraholdings.com/news/nr/holdings/20180525/20180525.pdf